Exhibit 99.1

FOR IMMEDIATE RELEASE
JED OIL INC. OBTAINS APPROVAL TO DRILL ON 20 ACRE SPACING IN THE
PINEDALE/JONAH AREA IN WYOMING
Calgary, Alberta — Thursday, September 14, 2006 — JED Oil Inc. (AMEX: JDO) and JMG Exploration, Inc. (NYSE ARCA: JMG, JMG+) today announced that have received approval from the Wyoming Oil and Gas Conservation Commission to increase the well density from one well per 40 acres to one well per 20 acres on JED Oil’s lands in the Pinedale/Jonah area of Wyoming. This approval will allow for up to 32 wells to be drilled on JED’s current land holdings in the area. “This downspacing is a further step to establishing the Pinedale/Jonah area as a development project for our Company,” stated Al Williams, JED’s President.
About JED: Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.
About JMG: JMG Exploration, Inc., which was incorporated under the laws of the State of Nevada on July 16, 2004, explores for oil and natural gas in the United States and Canada.
“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry, delays in drilling schedule and other risks detailed from time to time in the company’s filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.
This announcement does not constitute or form par of any offer to sell or invitation to purchase any securities or solicitation of an offer to buy any securities.

Company Contacts: Reg Greenslade, Chairman JED/JMG (403) 213-2507 Al Williams, President JED (403) 537-3250 www.jedoil.com	or	Investor Relations Counsel The Equity Group Inc. Linda Latman (212) 836-9609 Lena Cati (212) 836-9611 www.theequitygroup.com